Industrias Bachoco Announces First Quarter 2014 Results

CELAYA, Mexico, April 29, 2014 /PRNewswire/ -- Industrias Bachoco, S.A.B. de C.V., "Bachoco" or "the Company", (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the first quarter 2014 results ("1Q14") ended March 31, 2014. All figures have been prepared in accordance with International Financial Reporting Standard ("IFRS"), and are presented in nominal million Mexican Pesos ("$").

HIGHLIGHTS- 1Q14 vs 1Q13

  Net sales decreased 3.5% in 1Q14.
  EBITDA margin was 11.5% for 1Q14 up from 9.5% in 1Q13.
  Earnings per basic and diluted share totaled $1.10 or $13.2 per ADR for 1Q14 compared with $1.06 or $12.76 per ADR for 1Q13.

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated: "In the first quarter of 2014 the Mexican poultry industry observed a good balance between supply and demand. In our US market, after a weak start of the year, conditions improved through the quarter.

Even when our total volumes improved when compared to first quarter 2013, the lower cost in our main raw materials, drove our main product prices down so that net sales posted a decrease of 3.5%. On the other hand, lower raw material prices more than compensated the price reduction; as a result, our operating performance improved with respect to the same quarter of previous year.

In accordance with the new tax regime in Mexico, as of January 1, 2014, our Mexican operation is subject to a higher tax rate, which negatively impacted our net income in the first quarter. However, despite these conditions, we achieved higher earnings per share.

Furthermore, Bachoco maintains a very solid financial position with a negative net debt of $5,665 million."

EXECUTIVE SUMMARY

The following financial information is expressed in millions of nominal pesos, except for amounts per share or per ADR, with comparative figures for the same period in 2013.

NET SALES BY GEOGRAPHY
In millions of pesos	1Q14	1Q13	Change
	$	$	$	%
Net Sales	9,643.4	9,988.8	(345.4)	(3.5)
Net sales in Mexico	7,746.8	7,719.8	27.0	0.4
Net sales in the U.S.	1,896.6	2,269.0	(372.4)	(16.4)

NET SALES BY SEGMENT
In millions of pesos	1Q14	1Q13	Change
	$	$	$	%
Net Sales	9,643.4	9,988.8	(345.4)	(3.5)
Poultry	8,790.1	9,172.1	(382.0)	(4.2)
Other	853.3	816.7	36.6	4.5

NET VOLUME SOLD BY SEGMENT
In thousands of tons			Change
	1Q14	1Q13	Volume	%
Total sales volume:	441.9	426.5	15.4	3.6
Poultry	358.9	347.2	11.7	3.4
Others	83.0	79.3	3.7	4.3

The Company's 1Q14 net sales totaled $9,643.4 million, $345.3 million or 3.5% below the $9,988.8 million reported in 1Q13. In 1Q14, sales of our U.S. operations represented 19.7% of total sales, compared with 22.7% in 1Q13.

The reduction in sales is mainly attributed to lower prices mainly in chicken and balanced feed, partially offset by higher volume sold of these products.

GROSS PROFIT
In millions of pesos	1Q14	1Q13	Change
	$	$	$	%
Cost of sales	7,854.1	8,509.8	655.7	(7.7)
Gross profit	1,789.3	1,479.1	310.2	21.0
Gross margin	18.6%	14.8%	-	-

In 1Q14 the cost of sales totaled $7,854.1 million, $655.7 million or 7.7% lower than $8,509.8 million reported 1Q13; the decrease in cost of sales is mainly attributed to the decline in prices of our main raw material.

As a result, the Company reached a gross profit of $1,789.3 million and a gross margin of 18.6% in 1Q14; this profit is 21.0% higher, compared to a gross profit of $1,479.1 million, and a gross margin of 14.8% in 1Q13.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("SG&A")
In millions of pesos	1Q14	1Q13	Change
	$	$	$	%
Total SG&A	871.4	795.0	76.4	9.6

Total SG&A expenses in 1Q14 reached $871.4 million, $76.4 million or 9.6% more than the $795.0 million reported 1Q13. This increase is mainly attributed to larger volume sold and higher expenses as we strengthened our operating structure.

Total SG&A expenses as a percentage of net sales represented 9.0% in 1Q14 compared to 8.0% in 1Q13.

OTHER INCOME (EXPENSE), NET
In millions of pesos	1Q14	1Q13	Change
	$	$	$	%
Other income (expense), net	(35.0)	77.1	(112.1)	(145.4)

This item includes mainly the sale of unused assets as well as hens and other by-products. We record such sales as expenses when the sale price is below the book value of those assets.

In 1Q14, the amount was an expense of $35.0 million, compared with other income of $77.1 million reported in 1Q13; the negative variation is mainly attributed to losses in the sale of several unused assets.

OPERATING INCOME
In millions of pesos	1Q14	1Q13	Change
	$	$	$	%
Operating income	882.9	761.1	121.8	16.0
Operating margin	9.2%	7.6%	-	-

Operating income in 1Q14 totaled $882.9 million, which represents an operating margin of 9.2%, a positive comparison when compared to operating income of $761.1 million and a 7.6% operating margin in 1Q13.

The increase in operating income is mainly due to higher gross profit, resulting from higher volume and lower cost of sales in 1Q14.

NET FINANCIAL INCOME
In millions of pesos	1Q14	1Q13	Change
	$	$	$	%
Net Financial Income	50.8	19.3	31.5	163.4
Financial Income	90.1	64.2	25.9	40.3
Financial Expense	39.4	44.9	(5.5)	(12.2)

In 1Q14, the Company reported net financial income of $50.8 million, compared to income of $19.3 million reported in the same period of 2013. The increase is mainly as a result of higher interest income and lower interest expenses.

TAXES FOR THE PERIOD
In millions of pesos	1Q14	1Q13	Change
	$	$	$	%
Total Taxes	274.1	140.1	134.0	95.6
Income tax	128.4	296.2	(167.8)	(56.7)
Deferred income tax	145.7	(156.1)	301.8	193.3

As we have stated in previous releases, Industrias Bachoco and all of its subsidiaries file separate income tax returns. In this regard, Bachoco, S.A. de C.V., the Company's main subsidiary is subject to a higher tax rate of 30% effective January 1, 2014 (before it was 21%), as a result of the Mexican Tax Reform approved in 2013.

As a result, total taxes were $274.1 million as of March 31, 2014, compared with total taxes of $140.1 million in the same period of 2013.

NET INCOME
In millions of pesos	1Q14	1Q13	Change
	$	$	$	%
Net income	659.7	637.7	22.0	3.4
Net margin	6.8%	6.4%	-	-
Basic and diluted earnings per share[1]	1.10	1.06	-	-
Basic and diluted earnings per ADR[2]	13.20	12.76	-	-
Weighted average Shares outstanding[3]	599,851	599,972	-	-
[1] In pesos [2] in pesos, an ADR equal to twelve shares [3] In thousands of shares

For 1Q14 the Company recorded a net income of $659.7 million, representing a net income of $1.10 pesos per share; compared with a net income of $637.7 million, which represented $1.06 pesos of net income per share in 1Q13. This variation is mainly attributed better operating results and larger net financial income.

Net margin was 6.8 and 6.4% for 1Q14 and 1Q13, respectively.

EBITDA AND ADJUSTED EBITDA
In millions of pesos	1Q14	1Q13	Change
	$	$	$	%
Net income	659.7	637.7	22.0	3.4
Income tax expense (benefit)	274.1	140.1	134.0	95.6
Result in associates	0.1	2.6	(2.5)	(97.9)
Net finance (income) expense	(50.8)	(19.3)	(31.5)	163.4
Depreciation and amortization	223.1	183.1	40.0	21.8
EBITDA	1,106.1	944.2	161.8	17.1
EBITDA Margin (%)	11.5%	9.5%	-	-
Other expense (income) net	35.0	(77.1)	112.1	(145.4)
Adjusted EBITDA	1,141.1	867.1	263.0	30.3
Adjusted EBITDA Margin	11.8%	8.7%	-	-
Net revenues	9,643.4	9,988.8	(345.3)	(3.5)

EBITDA in 1Q14 reached $1,106.1 million, representing an EBITDA margin of 11.5%, compared to EBITDA of $944.2 million in 1Q13, with an EBITDA margin of 9.5%.

The adjusted EBITDA in 1Q14 reached $1,141.0 million, representing an adjusted EBITDA margin of 11.8%, compared to adjusted EBITDA of $867.1 million in 1Q13, with an adjusted EBITDA margin of 8.7%.

BALANCE SHEET DATA
In millions of pesos	March 31, 2014	Dec. 31, 2013	Change
	$	$	$	%
TOTAL ASSETS	29,274.1	28,781.6	492.5	1.7
Cash and cash equivalents	8,121.4	7,721.0	400.4	5.2
Accounts receivable	2,369.3	2,227.8	141.5	6.4
TOTAL LIABILITIES	8,568.0	8,630.4	(62.5)	(0.7)
Accounts payable	2,488.9	2,818.9	(330.0)	(11.7)
Short-term debt	949.5	557.6	391.9	70.3
Long-term debt	1,507.2	1,510.2	(3.0)	(0.2)
TOTAL STOCKHOLDERS' EQUITY	20,706.1	20,151.1	555.0	2.8
Capital stock	1,174.3	1,174.4	0.0	0.0

Cash and equivalents as of March 31, 2014 totaled $8,121.4 million, up $400.4 million or 5.2% from $7,721.0 million as of December 31, 2013.

Total debt as of March 31, 2014 was $2,456.7 million, compared to $2,067.8 million reported as of December 31, 2013, mainly as a result of higher short-term bank debt.

Net debt as of March 31, 2014 was negative $5,664.7 million, compared with a negative net debt of $5,653.2 million as of December 31, 2013.

CAPITAL EXPENDITURES
In millions of pesos	1Q14	1Q13	Change
	$	$	$	%
Capital Expenditures	290.4	111.2	179.2	161.1

Total CAPEX was $290.4 million in 1Q14, mainly allocated toward productivity projects across all of our facilities and growing capacity.

STOCK INFORMATION
As of March 31, 2014
Total Shares	600,000,000
Total free float	26.75%
Total shares in treasury	149,475
Market cap (millions of pesos)	$28,674

SHARE PRICE
	Mexican Stock Exchange			The New York Stock Exchange
	Ticker Symbol: Bachoco			Ticker Symbol: IBA
	In nominal pesos per Share			In U.S. Dollar per ADR
Month	High	Low	Close	High	Low	Close
Mar 2014	44.79	42.00	44.79	28.03	27.07	27.82
Feb 2014	32.34	28.97	31.80	30.35	27.02	30.01
Jan 2014	34.27	31.82	32.92	33.89	29.91	32.12
Dec 2013	45.12	43.01	44.16	41.84	39.25	40.27
Nov 2013	45.25	43.10	43.11	41.55	39.49	39.73
Oct 2013	44.79	42.00	44.79	41.24	38.43	40.99

Source: yahoo finances

ANALYST COVERAGE

INSTITUTION	ANALYST	CONTACT INFO
GBM	Miguel Mayorga	mmayorga@gbm.com.mx
BBVA Bancomer	Fernando Olvera	fernando.olvera@bbva.com
Actinver	Gustavo Teran Carlos Hermosillo	gteran@actinver.com.mx chermosillo@actinver.com.mx

APPENDICES

For reference, some figures have been translated into millions of U.S. dollars ("USD") using an exchange rate of $13.06 per USD$1.0, which corresponds to the rate at the close of March 31, 2014, according to Mexico's National Bank.

  Consolidated Statement of Financial Position
  Consolidated Statement of Income
  Consolidated Statement of Cash Flows
  Derivatives Position Report

CONFERENCE CALL INFORMATION

The Company will host its first quarter 2014 earnings call, on Friday, May 2, 2014. The earnings call will take place at 10:00 am Central Time (11:00 am ET).

Toll free in the U.S.: +1-(888)-771-4371
Toll free in Mexico: +001-866-779-0965

A current list of available local and international free phone telephone numbers: https://www.yourconferencecenter.com/AlternateNumbers/alternatenumbers.aspx?100374&t=A&o=UEpUWNRbUybgxq

Confirmation Number: 37157226

Visit the following link to access the webcast:
http://www.media-server.com/m/p/68tqyc5p

Consolidated Statement of Financial Position
-Unaudited-
	In U.S. Dollar	March 31	December 31
In million pesos	2014	2014	2013*
TOTAL ASSETS	2,241.5	29,274.1	28,781.6
Total current assets	1,224.0	15,985.3	15,324.3
Cash and cash equivalents	621.9	8,121.4	7,721.0
Total accounts receivable	181.4	2,369.3	2,227.8
Inventories	308.9	4,034.6	4,158.4
Other current assets	111.8	1,459.9	1,217.2
Total non current assets	1,017.5	13,288.8	13,457.2
Net property, plant and equipment	892.4	11,655.2	11,652.4
Other Assets	125.1	1,633.6	1,804.8
TOTAL LIABILITIES	656.0	8,568.0	8,630.4
Total current liabilities	318.5	4,159.9	4,370.8
Notes payable to banks	72.7	949.5	557.6
Accounts payable	190.6	2,488.9	2,818.9
Other taxes payable and other accruals	55.2	721.5	994.3
Total long-term liabilities	337.5	4,408.1	4,259.6
Long-term debt	115.4	1,507.2	1,510.2
Other non current liabilities	4.2	55.4	48.2
Deferred income taxes	217.9	2,845.5	2,701.2
TOTAL STOCKHOLDERS' EQUITY	1,585.5	20,706.1	20,151.1
Capital stock	89.9	1,174.3	1,174.4
Commission in shares issued	30.6	399.6	399.6
Repurchased shares	7.1	92.7	99.6
Retained earnings	1,473.7	19,245.9	18,586.2
Others accounts	- 18.7	- 244.8	- 148.1
Non controlling interest	2.9	38.4	39.3
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	2,241.5	29,274.1	28,781.6
*Auditied
Consolidated Statement of Income
First Quarter Results, ended March 31:
-Unaudited-
	U.S. Dollar (1)
In millions pesos	2014	2014	2013	Change
Net revenues	738.4	9,643.4	9,988.8	-3.5%
Cost of sales	601.4	7,854.1	8,509.8	-7.7%
Gross profit	137.0	1,789.3	1,479.1	21.0%
Selling, general and administrative expenses	66.7	871.4	795.0	9.6%
Other income (expenses), net	(2.7)	(35.0)	77.1	-145.4%
Operating income	67.6	882.9	761.2	16.0%
Net finance income	3.9	50.8	19.3	163.4%
Income tax	21.0	274.1	140.1	95.6%
Non-controlling interest	(0.0)	(0.1)	(2.6)	-97.9%
Net controlling interest profit	50.5	659.7	637.7	3.4%
Basic and diluted earnings per share	1.1	1.10	1.06	3.5%
Basic and diluted earnings per ADR	13.2	13.20	12.76	3.5%
Weighted average Shares outstanding (thousands)	599,851	599,851	599,972	0.0%
EBITDA Result	84.7	1,106.1	944.3	17.1%
EBITDA margin	11.5%	11.5%	9.5%
Gross margin	18.6%	18.6%	14.8%
Operating margin	9.2%	9.2%	7.6%
Net margin	6.8%	6.8%	6.4%

Consolidated Statement of Cash Flows
First Quarter, ended March 31:
-Unaudited-

	U.S. Dollar
In million of pesos	2014	2014	2013
NET MAJORITY INCOME BEFORE INCOME TAX	71.5	933.8	777.9
ITEMS THAT DO NOT REQUIRE CASH:	-	-	-
ITEMS RELATING TO INVESTING ACTIVITIES:	19.2	250.2	289.0
Depreciation and others	17.1	223.1	183.1
Income (loss) on sale of plant and equipment	2.1	27.2	105.9
Other Items	-	-	-
ITEMS RELATING TO FINANCING ACTIVITIES:	2.0	26.1	31.6
Interest income (expense)	2.0	26.1	31.6
Other Items	-	-	-
NET CASH GENERATED FROM NET INCOME BEFORE TAXES	92.7	1,210.1	1,098.4
CASH GENERATED OR USED IN THE OPERATION:	(29.3)	(382.9)	1,012.4
Decrease (increase) in accounts receivable	(10.8)	(141.5)	37.0
Decrease (increase) in inventories	2.1	27.1	1,347.9
Decrease (increase) in accounts payable	(25.3)	(330.0)	(506.3)
Decrease (increase) in other liabilities	4.7	61.6	133.9
NET CASH FLOW FROM OPERATING ACTIVITIES	63.3	827.2	2,110.8
NET CASH FLOW FROM INVESTING ACTIVITIES	(52.0)	(679.3)	(80.6)
Acquisition of property, plant and equipment	(22.2)	(290.4)	(111.2)
Proceeds from sales of property plant and equipment	0.4	5.6	30.6
Other Items	(30.2)	(394.5)	-
CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN	-
FINANCING ACTIVITIES	11.3	147.9	2,030.2
Net cash provided by financing activities:	14.6	191.2	(336.9)
Proceeds from loans	33.8	442.0	200.0
Principal payments on loans	(4.6)	(59.9)	(513.9)
Dividends paid	-	-	-
Other items	(14.6)	(190.9)	(23.0)
Net increase (decrease) in cash and equivalents	9.7	126.7	919.5
Cash and investments at the beginning of year	514.3	6,716.9	5,138.1
CASH AND INVESTMENTS AT END OF PERIOD	524.0	6,843.6	6,057.6

DERIVATIVES POSITION REPORT

First Quarter 2014
Thousands of Mexican Pesos, as of March 31, 2014
TYPE OF FINANCIAL INSTRUMENT	OBJETIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			1Q-2014		4Q-2013		1Q-2014	4Q-2013
Knock Out Forwards.	Hedge and Negotiation	$ 52,240	$ 13.06		$ 13.09		$ 244	$ -	2014	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for Corn, Soybean Meal ans Soy Oil.	Hedge	$ 26,376	CORN		CORN		$ 942	$ -372	81% in 2014 and 19% in 2015
			In USD per Bushel		In USD per Bushel
			Month	Price	Month	Price
			Mar-2014		Mar-2014	$ 4.2200
			May-2014	$ 4.9775	May-2014	$ -
					Jul-2014	$ -
			Sep-2014	$ 5.0075	Sep-2014	$ -
			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			Month	Price	Month	Price
			May-2014	$ 491.50	May-2014	$ -
			Jul-2014	$ 479.80	Jul-2014	$ -
			Jan-2015	$ 382.10
			Mar-2015	$ 382.70
			May-2015	$ 382.80
			Jul-2015	$ 383.90
			SOY OIL		SOY OIL
			En UScents per pound		En UScents per pound
			Month	Price	Month	Price
			Dec-2013	$ -	Dec-2013	$ -
			Jan-2014	$ -	Jan-2014	$ -
			Mar-2014	$ -	Mar-2014	$ 39.13

Options of Corn	Hedge and Negotiation	$ -	CORN		CORN		$ 913	$ -	2014
			In USD per Bushel		In USD per Bushel
			Month	Price	Month	Price
			May-2014	$ 4.9775	Dec-2013	$ -
Jul-2014
			Dec-2014	$ 4.9850
Options of Soybean Meal	Hedge and Negotiation	$ -	CORN		CORN
			In USD per Bushel		In USD per Bushel
			Month	Price	Month	Price
			May-2014	$ 491.5					2014
Options of Soy Oil	Hedge and Negotiation	$ -	SOY OIL		SOY OIL		$ -	$ -	2014
			En UScents per pound		En UScents per pound
			Month	Price	Month	Price
					Mar-2014	$ 39.13
NOTES:
-The total financial instruments not exceed 5% of total assets as of March 31, 2013.
-A negative value means an unfavorable effect for the Company.
-The notional value represents the net position as of March 31, 2014 at the exchange rate of Ps.13.06 per one dolar.

First Quarter 2014
Thousands of Mexican Pesos, as of March 31, 2014								PROBABLE SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
Reference Value
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Knock Out Forwards (1)	$ 244	$12.74	$ 13.39	$ 13.72	Direct	-$ 1,062	$ -	$ -
		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (2)	$ 942	$ 4.729	$ 5.226	$ 5.475	The effect will materialize as the inventory is consumed	-$ 377	$ 2,261	$ 3,579
Futures of Soybean Meal: (2)		$ 466.93	$ 516.08	$ 540.65
Futures for Soy Oil (2)		$ -	$ -	$ -
Options for Corn (2)	$ -	$ 4.729	$ 5.226	$ 5.475		$ -	$ 3,072	$ 4,448
Options of Soybean Meal	$ -	$ 466.9	$ 516.1	$ 540.7
Notes:
(1) The reference value is the exchange rate of Ps. $13.06 per USD as of March 31, 2014.
(2) The reference value is the Futures of corn and soybean meal for may 2014: $4.9775 USD/bushel and $491.5 USD/ton respectively.
(3) The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.
-A negative value means an unfavorable effect for the Company.

First Quarter 2014
Thousands of Mexican Pesos, as of March 31, 2014										STRESS SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY				EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW
		Reference Value
		-50%	-25%	25%	50%		-50%	-25%	25%	50%
Forwards and Knock Out Forwards	$ 244	$6.53	$9.80	$ 16.33	$ 19.59	Direct	-$25,876	-$12,816	$ -	$ -

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 64 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 25,000 people.

The Company is rated AA+ (MEX), representing high credit quality by Fitch Mexico, S.A. de C.V., and HR AA+ which signals that the Company and the offering both have high credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

CONTACT: Claudia Cabrera, IR, +52(461)618 3555, claudia.cabrera@bachoco.net